December 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: John Reynolds

Re:	CannLabs, Inc.
Amendment No. 4 to Form 8-K
Filed November 18, 2014
File No. 333-155318

Dear Mr. Reynolds:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated December 15, 2014 with respect to Amendment No. 4 to the Current Report on Form 8-K filed by CannLabs, Inc. (the “Company”) with the SEC on November 18, 2014. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 5 to Current Report on Form 8-K (the “Amendment”) reflecting the changes made in response to the Staff’s comments.

Staff Comments and Company Responses

Form 8-K/A filed November 18, 2014

Government Regulations, page 13

1.	We note your response to comment 5 from our letter dated October 24, 2014 and we reissue, in part, the comment. Please revise this section to identify and describe any licensing requirements which apply to your current business. Clarify if the MED Laboratory License is required for you to operate in the state of Colorado, and, aside from security measures, briefly describe what this license requires.
Response:
The Company respectfully advises that in response to the December 15, 2014 comments from the Staff, the Company has revised its disclosure in the Government Regulations section of Amendment No. 5 to describe any licensing requirements that apply to its current business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 28

2.	We note your response to comment 7 from our letter dated October 24, 2014. In view of your current cash situation, please revise this section to address the interest requirements on your senior secured promissory notes including when the interest payments are to be made. Also, please clarify what you mean by “shareholder loans” within this section.
Response:
The Company respectfully advises that in response to the December 15, 2014 comments from the Staff, the Company has revised its disclosure in the Liquidity and Capital Resources section of Amendment No. 5 to address the interest requirements on its senior secured promissory notes and to clarify what it means by “shareholder loans” within this section.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (303) 309-0105.

Sincerely,

/s/ Scott McPherson

Scott McPherson

CannLabs, Inc.

Chief Financial Officer